

One International Place,40th Floor
100 Oliver Street
Boston, MA 02110-2605
+1 617 728 7100 Main
+1 617 426 6567 Fax

www.dechert.com

THOMAS J. FRIEDMANN

thomas.friedmann@dechert.com
+1 617 728 7120 Direct
+1 617 275 8389 Fax

February 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549-8626

Re: Form 40-33 – Civil Action Documents Filed Against Horizon Technology Finance Corporation, et al. (File No. 814-00802)

Ladies and Gentlemen:

On behalf of Horizon Technology Finance Corporation (the "Company") and certain affiliated persons thereof, and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find copies of the following two complaints, each filed in the Supreme Court of the State of New York, County of New York:

- Complaint filed by Christopher Scott, Plaintiff, vs. the Company, Robert D. Pomeroy, Jr, James J. Bottiglieri, Jonathan J. Goodman, Edmund V. Mahoney, Kimberly A. O'Connor, Elaine A. Sarsynski, Joseph J. Savage and Michael P. Balkin; and

- Complaint filed by Dan Clark, Plaintiff, vs. the Company, Robert D. Pomeroy, Jr, James J. Bottiglieri, Jonathan J. Goodman, Edmund V. Mahoney, Kimberly A. O'Connor, Elaine A. Sarsynski, Joseph J. Savage and Michael P. Balkin.

If you have any questions regarding this submission, please do not hesitate to contact me at (617) 728-7120.

Best Regards,

/s/ Thomas J. Friedmann
Thomas J. Friedmann

cc: Michael P. Balkin, Horizon Technology Finance Corporation
    Daniel R. Trolio, Horizon Technology Finance Corporation
    John C. Bombara, Esq., Horizon Technology Finance Corporation

    Eric S. Siegel, Esq., Dechert LLP
    Clay Douglas, Esq., Dechert LLP

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

CHRISTOPHER SCOTT,	:	Index No.
Plaintiff,	:	**SUMMONS**
v.	:	Plaintiff designates County of New York as the place of trial
HORIZON TECHNOLOGY FINANCE CORPORATION, ROBERT D. POMEROY JR., JAMES J. BOTTIGLIERI, JONATHAN J. GOODMAN, EDMUND V. MAHONEY, KIMBERLEY A. O'CONNOR, ELAINE A. SARSYNSKI, JOSEPH J. SAVAGE, and MICHAEL P. BALKIN,	:	The basis of venue is CPLR § 503
Defendants.	:	

TO THE ABOVE-NAMED DEFENDANTS (see also Schedule A):

YOU ARE HEREBY SUMMONED to answer the Complaint in this action and to serve a copy of your Answer, or, if the Complaint is not served with this Summons, to serve a Notice of Appearance, on the Plaintiff's attorney within twenty (20) days after the service of this Summons, exclusive of the day of service (or within thirty (30) days after the service is complete if this Summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the Complaint.

Plaintiff hereby demands a trial by jury.

Dated: February 19, 2026

ACOCELLI LAW, PLLC

By   */s/ Richard A. Acocelli*

Richard A. Acocelli
53 Hill Street, Suite 152
Southampton, NY 11968
Tel: (631) 204-6187
Email: racocelli@acocellilaw.com

OF COUNSEL:

LONG LAW, LLC
Brian D. Long
3828 Kennett Pike, Suite 208
Wilmington, DE 19807
Tel: (302) 729-9100
Email:bdlong@longlawde.com

Attorneys for Plaintiff

SCHEDULE A

Horizon Technology Finance Corporation
312 Farmington Avenue
Farmington, Connecticut 06032

Robert D. Pomeroy Jr.
c/o Horizon Technology Finance Corporation
312 Farmington Avenue
Farmington, Connecticut 06032

James J. Bottiglieri
c/o Horizon Technology Finance Corporation
312 Farmington Avenue
Farmington, Connecticut 06032

Jonathan J. Goodman
c/o Horizon Technology Finance Corporation
312 Farmington Avenue
Farmington, Connecticut 06032

Edmund V. Mahoney
c/o Horizon Technology Finance Corporation
312 Farmington Avenue
Farmington, Connecticut 06032

Kimberley A. O'Connor
c/o Horizon Technology Finance Corporation
312 Farmington Avenue
Farmington, Connecticut 06032

Elaine A. Sarsynski
c/o Horizon Technology Finance Corporation
312 Farmington Avenue
Farmington, Connecticut 06032

Joseph J. Savage
c/o Horizon Technology Finance Corporation
312 Farmington Avenue
Farmington, Connecticut 06032

Michael P. Balkin
c/o Horizon Technology Finance Corporation
312 Farmington Avenue
Farmington, Connecticut 06032

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

CHRISTOPHER SCOTT,	:
	: Index No.
Plaintiff,	:
	: **COMPLAINT**
v.	:
	: **JURY TRIAL DEMANDED**
	:
HORIZON TECHNOLOGY FINANCE	:
CORPORATION, ROBERT D. POMEROY	:
JR., JAMES J. BOTTIGLIERI, JONATHAN J.	:
GOODMAN, EDMUND V. MAHONEY,	:
KIMBERLEY A. O'CONNOR, ELAINE A.	:
SARSYNSKI, JOSEPH J. SAVAGE, and	:
MICHAEL P. BALKIN,	:
	:
Defendants.	:

Plaintiff Christopher Scott ("Plaintiff"), by and through his attorneys, alleges upon

information and belief, except for his own acts, which are alleged on knowledge, as follows:

SUMMARY OF THE ACTION

1.   Plaintiff brings this stockholder action against Horizon Technology Finance

Corporation ("HRZN" or the "Company") and its corporate directors (collectively, the "Board" or

the "Individual Defendants," and together with the Company, the "Defendants") concerning the

proposed business combination pursuant to which Monroe Capital Corporation ("MRCC") will

merge with the Company (the "Proposed Transaction").

2.   Plaintiff, who is and has been a HRZN investor at all times relevant hereto, asserts

claims for negligent misrepresentation and concealment against the Company and its Board based

upon the a false and misleading Form 424B3 Prospectus (the "Prospectus") that was filed with the

U.S. Securities and Exchange Commission (the "SEC") and disseminated to Plaintiff and other

HRZN stockholders urging them to approve the Proposed Transaction.

3.   On August 7, 2025, HRZN entered into an Agreement and Plan of Merger with its

wholly owned subsidiary, HMMS, Inc. ("Merger Sub"), MRCC, Monroe Capital BDC Advisors, LLC, investment adviser to MRCC ("MC Advisors"), and Horizon Technology Finance Management LLC, investment adviser to HRZN (the "HRZN Advisor"). Under the terms of the Merger Agreement, MRCC stockholders will receive a number of HRZN shares with a net asset value ("NAV") equal to the NAV of the shares that they hold in MRCC, as determined shortly before closing and after giving effect to the Asset Sale.[1]

4.   Under the terms of the Proposed Transaction, HRZN is required to issue new HRZN shares that represent more than 20% of the shares of outstanding HRZN common stock (the "Share Issuance"). As a Nasdaq Global Select Market ("Nasdaq")-listed company, HRZN is required by Nasdaq listing rules to secure stockholder approval before issuing 20% or more of its outstanding common stock. Thus, the Proposed Transaction is contingent upon HRZN stockholders voting to approve the proposed Share Issuance.

5.   On January 20, 2026, to solicit HRZN stockholders' support for the Share Issuance and the Proposed Transaction, HRZN filed the false and misleading Prospectus with the SEC in violation of the Defendants' obligation to disclose all material information relevant to stockholders and necessary to permit an informed decision on whether to vote in favor of the Share Issuance and the Proposed Transaction.

6.   The stockholder vote on the Share Issuance and the Proposed Transaction is scheduled for March 13, 2026 (the "Stockholder Vote"). It is imperative that the material

---

[1] Pursuant to an Asset Purchase Agreement dated as of August 7, 2025 (the "Asset Purchase Agreement") by and among MRCC, Monroe Capital Income Plus Corporation ("MCIP"), and MC Advisors, MCIP will acquire, for cash, all of the investment assets of MRCC at fair value, as well as liabilities with respect to such assets (the "Asset Sale"). In addition, HRZN's current stockholders will own approximately 65.9% of the combined company upon consummation of the Proposed Transaction.

2

information that has been omitted from the Prospectus is disclosed prior to the Stockholder Vote

so Plaintiff can make an informed decision on the Share Issuance and the Proposed Transaction

and properly exercise his corporate suffrage rights on an informed basis. Accordingly, and as

alleged herein, Plaintiff asserts claims against Defendants for negligent misrepresentation and

concealment in violation of New York State common law. Plaintiff seeks to enjoin Defendants

from taking any steps to consummate the Proposed Transaction until the material information

discussed herein is disclosed to HRZN's stockholders in advance of the Stockholder Vote or, in

the event the Proposed Transaction is consummated, to recover damages resulting from the

Defendants' conduct described herein.

THE PARTIES

7.   Plaintiff is and has been a stockholder of HRZN at all times relevant hereto.

8.   Defendant HRZN is a Delaware corporation principally located at 312 Farmington

Avenue, Farmington, Connecticut 06032. HRZN is an externally managed, closed-end, non-

diversified management investment company that is regulated as a business development company

("BDC"). HRZN specializes in lending and investing in development-stage companies in the

technology, life science, healthcare information and services, cleantech and sustainability

industries. HRZN Advisor manages HRZN's day-to-day operations and provides investment

advisory services to HRZN. The beneficial interests in the HRZN Advisor are owned by a wholly

owned subsidiary of Monroe Capital Intermediate Holdings, LLC, an affiliate of Monroe Capital

LLC ("Monroe Capital"), which is an affiliate of MC Advisors. HRZN's common stock trades on

the Nasdaq under the ticker symbol "HRZN."

9.   Defendant Robert D. Pomeroy Jr. is and has been Chairman of the Board and a

director of the Company at all times relevant hereto and previously served as the Company's Chief

3

Executive Officer.

10.   Defendant James J. Bottiglieri is and has been a director of the Company at all times relevant hereto.

11.   Defendant Jonathan J. Goodman is and has been a director of the Company at all times relevant hereto.

12.   Defendant Edmund V. Mahoney is and has been Lead Independent Director of the Company at all times relevant hereto.

13.   Defendant Kimberley A. O'Connor is and has been a director of the Company at all times relevant hereto.

14.   Defendant Elaine A. Sarsynski is and has been a director of the Company at all times relevant hereto.

15.   Defendant Joseph J. Savage is and has been a director of the Company at all times relevant hereto.

16.   Defendant Michael P. Balkin is and has been Chief Executive Officer and a director of the Company at all times relevant hereto.

17.   Defendants identified in paragraphs 9 through 16, *supra*, are referred to herein as the "Individual Defendants."

JURISDICTION AND VENUE

18.   This Court has jurisdiction over the subject matter of this action pursuant to New York Judiciary Law § 140-b.

19.   This Court has jurisdiction over the Defendants named herein pursuant to New York Civil Practice Law and Rules ("CPLR") § 302. HRZN's common stock trades on the Nasdaq which is headquartered in the State of New York. Moreover, the Individual Defendants are

directors and/or officers of HRZN and conduct business within New York County and the State of

New York and have established minimum contacts in this County and State. Among other things,

Oppenheimer & Co. Inc. ("Oppenheimer"), financial advisor to the special committee of the Board

(the "Special Committee"), maintains its headquarters at 85 Broad St, New York, NY 10004.

Similarly, the Special Committee's legal advisor in connection with the Proposed Transaction,

Blank Rome LLP, maintains offices at 1271 Avenue of the Americas, New York, NY 10020. The

exercise of jurisdiction by this New York Court is permissible under traditional notions of fair play

and substantial justice.

20.   Venue is also proper in this Court pursuant to CPLR § 503 because HRZN's

common stock trades on the Nasdaq, which is headquartered in New York County, and a

substantial part of the events or omissions giving rise to claims set forth herein occurred in New

York County, rendering venue in New York County appropriate.

SUBSTANTIVE ALLEGATIONS

I.   The Proposed Transaction

21.   On August 7, 2026, MRCC and HRZN jointly announced in relevant part:

CHICAGO--(BUSINESS WIRE)--Monroe Capital LLC ("Monroe Capital") today
announced that Monroe Capital Corporation ("MRCC"; NASDAQ: MRCC) and
Horizon Technology Finance Corporation ("HRZN"; NASDAQ: HRZN), both
business development companies ("BDCs") managed by affiliates of Monroe
Capital, have entered into an agreement (the "Merger Agreement") under which
MRCC would merge with and into HRZN (the "Merger"), subject to the receipt of
certain shareholder approvals and the satisfaction of other closing conditions.
Pursuant to the Merger Agreement, HRZN will be the surviving public entity and
will continue to be managed by Horizon Technology Finance Management LLC
("HTFM") and trade on the NASDAQ under the symbol "HRZN".

Monroe Capital Income Plus Corporation ("MCIP"), the Monroe Capital platform's
privately offered BDC, has agreed that, immediately prior to the Merger, it will
acquire substantially all of the assets of MRCC at fair value, as determined shortly
before closing, for cash (the "Asset Sale"), subject to the satisfaction or waiver of
the closing conditions in the Merger Agreement and certain other closing conditions

5

applicable to the Asset Sale. Following the Asset Sale, MRCC's only assets will be the net cash proceeds from the sale after giving effect to the receipt of proceeds from the Asset Sale, repayment of liabilities, transaction costs and distribution of undistributed net investment income. Pursuant to the Merger Agreement, MRCC will subsequently merge with HRZN.

Under the terms of the Merger Agreement, shareholders of MRCC will receive a number of HRZN shares with a net asset value ("NAV") equal to the NAV of the shares that they hold in MRCC, as determined shortly before closing and after giving effect to the Asset Sale. Upon closing of the Merger, the former MRCC shareholders are expected to own approximately 37% of HRZN. The merger transaction is structured as a NAV-for-NAV exchange of shares.

"We believe this innovative, shareholder-friendly transaction unlocks shareholder value within MRCC while also placing the combined HRZN entity in a much better position to serve borrowers and execute on its key long-term strategic initiatives," said Theodore L. Koenig, Chairman & Chief Executive Officer of Monroe Capital. "This transaction is expected to be accretive to both shareholders of MRCC and HRZN, while also offering compelling synergies and cost-savings that will allow us to continue to deliver attractive, sustainable risk-adjusted returns to our investors for years to come. To accelerate its next phase of growth, HRZN will have the full support and backing of Monroe Capital, an approximately $22 billion AUM, premier asset manager."

Michael P. Balkin, Chief Executive Officer of Horizon Technology Finance, added, "This transaction provides HRZN with significant incremental leverageable capital, and a larger shareholder base to execute on its strategy of being a leading lender in providing both venture debt and also growth capital in the public small cap company space. We are confident that the enhanced earnings power and expanded investing opportunity set will translate into stronger long-term total returns for our shareholders."

Key Transaction Highlights

- **Enhanced Scale** – The Merger will increase the size and scale of HRZN, as the combined company is expected to benefit from additional equity capital of approximately $165 million before adding allowable leverage, corresponding to a NAV of approximately $446 million based on June 30, 2025 financials, as adjusted for estimated Merger-related adjustments and expenses (the "Current Combined NAV"). Due to its increased size and scale post-closing, the combined company is expected to realize a reduction in per-share operating expenses for HRZN shareholders on a pro forma basis. Further, shareholders of the combined company are expected to benefit from improved trading liquidity through, among other things, a broader investor base.

6

- **Return Accretion** – The Merger is expected to be neutral to net investment income ("NII") for the combined company during the first-year post-closing, and accretive over time, driven by operational savings, portfolio mix optimization, and cost savings from capital structure improvements over the long-term.
- **Additional Capital to Support Next Phase of Growth** – The Merger will provide HRZN with incremental capital to execute on its current investment strategy of providing venture debt to sponsor-backed private companies in technology, healthcare, life sciences and sustainability, while broadening its investment platform to lending opportunities for public small-cap growth companies.
- **Increased Access to Long-Term, Lower-Cost, Flexible Debt Capital** – The Merger and associated effects noted above should enable HRZN to better access a wider array of debt funding solutions, including access to structural efficiencies and potential borrowing cost reductions over time.
- **Tax-Free Exchange** – The Merger is structured as a tax-free reorganization under Section 368(a), allowing MRCC shareholders to exchange their shares without incurring immediate tax consequences. While the Asset Sale will be treated as a taxable transaction, MRCC is not expected to incur any tax liability resulting from realized gains from the transaction.
- **Advisory Fee Waivers** – In connection with and in support of the transaction, only if the Merger is consummated, HTFM has agreed to waive an aggregate amount of $4 million of base management fees and incentive fees over the first four full fiscal quarters following the closing (the "Fee Waiver"). The Fee Waiver will be implemented at a rate of up to $1 million per quarter commencing at the end of the first full fiscal quarter following the closing of the Merger. The Fee Waiver for each applicable fiscal quarter will not exceed the total amount of base management and incentive fees earned by HTFM during such fiscal quarter.

The Boards of Directors of MRCC, HRZN, and MCIP — each acting on the unanimous recommendation of their respective Special Committees consisting solely of certain independent directors — have unanimously approved either or both the Merger and/or the Asset Sale (respectively, as required by each Board of Directors). In addition, the Board of Directors of MRCC will recommend that shareholders of MRCC vote in favor of the Merger and Asset Sale, and the Board of Directors of HRZN will recommend that shareholders of HRZN vote in favor of the issuance of HRZN common stock in connection with the Merger.

The parties expect to close the transactions in the fourth quarter of 2025, subject to customary regulatory approvals, certain approvals by MRCC and HRZN shareholders, and other closing conditions. Each of the Asset Sale and the Merger will be conditioned upon the substantially concurrent consummation of the other.

Exchange Ratio

Under the terms of the Merger Agreement, in connection with the merger of MRCC into HRZN, MRCC shareholders will receive newly issued shares of HRZN common stock based on the ratio (the "Exchange Ratio") of the MRCC NAV per share divided by the HRZN NAV per share, each determined shortly before closing.

The Exchange Ratio is subject to adjustment only in the event of a reclassification or recapitalization of shares or similar transaction by either MRCC or HRZN.

Additional Transaction Details

Prior to the closing of the Merger, HRZN and MRCC, subject to determination each quarter by their respective Boards, expect to declare and make regular distributions.

Prior to the closing of the Merger, MRCC will declare a distribution to MRCC shareholders equal to any undistributed net investment income estimated to be remaining as of the closing of the Merger.

The Merger Agreement and Asset Purchase Agreement require payment of a termination fee if the agreements are terminated under certain circumstances as described therein.

HRZN's existing stock repurchase program – which will remain in place following the closing – authorizes open market repurchases of up to 2%, in the aggregate, of the then-outstanding shares of HRZN's common stock, at then-current market prices, at any time HRZN's common stock is trading below 90% of HRZN's then most recently disclosed NAV per share.

HRZN will use commercially reasonable efforts to provide that, upon the closing of the Merger, the board of HRZN will consist of two independent members from HRZN's current board, one independent member from MRCC's current board (subject to the approval by HRZN shareholders), and the Chief Executive Officer of HRZN.

Transaction Advisors

Houlihan Lokey is serving as financial advisor to the Special Committee of MRCC in connection with the transaction. Nelson Mullins Riley & Scarborough LLP is serving as legal counsel to the Special Committee of MRCC.

Keefe, Bruyette & Woods, A Stifel Company, is serving as financial advisor to the Special Committee of MCIP in connection with the transaction. Eversheds Sutherland is serving as legal counsel to the Special Committee of MCIP.

Oppenheimer & Co. is serving as financial advisor to the Special Committee of

8

HRZN in connection with the transaction. Blank Rome LLP is serving as legal counsel to the Special Committee of HRZN.

Dechert LLP is serving as legal counsel to each BDC's investment adviser in connection with the transaction.

II. The Materially Incomplete and Misleading Prospectus

22. On January 20, 2026, Defendants filed the materially incomplete and misleading Prospectus with the SEC. The Defendants were obligated to carefully review the Prospectus before it was filed with the SEC and disseminated to the Company's stockholders to ensure that it did not contain any material misrepresentations or omissions. However, the Prospectus misrepresents and/or omits material information that is necessary for the Company's stockholders to make an informed decision in connection with the Share Issuance and the Proposed Transaction. Specifically, the Prospectus fails to disclose material information concerning: (i) HRZN management's financial projections for HRZN on a standalone basis and pro forma for the Proposed Transaction, and the financial projections for MRCC; and (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Oppenheimer.

Material Omissions Concerning the Financial Projections for HRZN, the Pro Forma Company and MRCC

23. The Prospectus omits material information regarding HRZN management's financial projections for HRZN on a standalone basis and pro forma for the Proposed Transaction, and the financial projections for MRCC, including the projections that HRZN and the pro forma company are forecasted to generate, prepared by HRZN management and relied upon by Oppenheimer for the financial analyses underlying its fairness opinion. *See* Prospectus at 75.

24. The Prospectus similarly fails to disclose a summary of any projections for MRCC relied upon by Company management, the Board, the Special Committee, or Oppenheimer in

9

connection with the Proposed Transaction.

Material Omissions Concerning Oppenheimer's Fairness Opinion

25.   The Prospectus describes Oppenheimer's fairness opinion and the various valuation analyses performed in support of its opinion. However, the description of Oppenheimer's fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, HRZN's public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Oppenheimer's fairness opinion in determining whether to vote in favor of the Share Issuance and the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to HRZN's stockholders.

26.   With respect to Oppenheimer's *Selected Transactions Analysis*, the Prospectus fails to disclose the individual financial metrics for each of the transactions observed.

27.   With respect to Oppenheimer's *Dividend Discount Analysis of HRZN*, the Prospectus fails to disclose a quantification of: (i) the estimated future dividends of HRZN over the period from an assumed closing date of December 31, 2025 through December 31, 2030; (ii) HRZN's estimated NAV per share as of December 31, 2030; (iii) the terminal values; and (iv) the inputs and assumptions underlying the discount rates ranging from 10.8% and 12.8%.

28.   With respect to Oppenheimer's *Illustrative Pro Forma Dividend Discount Analysis of HRZN*, the Prospectus fails to disclose a quantification of: (i) the estimated future dividends of HRZN on a pro forma basis over the period from the assumed December 31, 2025 closing date of the proposed transaction through December 31, 2030; (ii) the estimated pro forma NAV per share as of December 31, 2030; (iii) the terminal values; and (iv) the inputs and assumptions underlying the discount rates ranging from 10.8% and 12.8%.

10

29.   In sum, the omission of the above-referenced information renders the Prospectus materially incomplete and misleading, in contravention of the Defendants' obligations and in violation of New York State common law. Absent disclosure of the foregoing material information prior to the Stockholder Vote, Plaintiff will be unable to make an informed decision regarding the Share Issuance and the Proposed Transaction, and is thus threatened with irreparable harm, warranting the injunctive relief sought herein.

FIRST CAUSE OF ACTION

Claim for Negligent Misrepresentation and Concealment in Violation of New York Common Law Against the Defendants

30.   Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

31.   Under New York common law, the Defendants undertook an obligation to HRZN's investors, including Plaintiff, to communicate accurate and truthful information in the Prospectus and to refrain from communicating false, misleading or incomplete information, or concealing material information.

32.   When Plaintiff acquired his HRZN securities and when Defendants disseminated the Prospectus, Plaintiff justifiably relied on the Defendants to discharge their obligation to communicate truthfully and fully in all their communications to HRZN's investors, including in the Prospectus, and to refrain from communicating false, misleading or incomplete information, or concealing material information, so that when the Defendants requested action on a matter, all investors would have all material information necessary to make an informed decision and the collective action of the investors would be fully informed and untainted or compromised by false, misleading or incomplete information in proxies or other corporate communication to the investors.

11

33.   The Defendants dominate and control the business and corporate affairs of HRZN, and are in possession of private corporate information concerning HRZN's assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of HRZN which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value.

34.   In connection with the solicitation of, and recommendation to, HRZN's investors to vote in favor of the Share Issuance and the Proposed Transaction, the Defendants disseminated to HRZN's investors, including Plaintiff, the Prospectus which contains the materially false and misleading statements and omissions of presently existing or past facts specified herein.

35.   Defendants were negligent and failed to exercise reasonable care or competence in communicating or failing to communicate in the Prospectus truthfully and completely the material information specified herein.

36.   As persons to whom the Prospectus was disseminated, Defendants intended for Plaintiff (and the other HRZN investors) to rely on the materially false and misleading statements and omissions in the Prospectus when voting on the Share Issuance and the Proposed Transaction and HRZN's investors did rely, and were justified in doing so, and by reason thereof, their collective action has been or will be tainted, compromised and corrupted by the Defendants' materially false and misleading statements and omissions.

37.   By reason thereof, the Defendants' dissemination of the Prospectus, which contains the false and misleading information and omissions specified above, has or threatens to cause irreparable harm to Plaintiff because it has or threatens to taint, compromise and corrupt the Proposed Transaction, and damage Plaintiff's interest in HRZN without proper and fully informed collective action by HRZN's investors.

12

38.   As a result of the above, Defendants' negligent misrepresentation and/or omission of the material information specified herein has and will proximately cause Plaintiff injury and irreparable harm absent an injunction.

SECOND CAUSE OF ACTION

Claim for Negligence in Violation of
New York Common Law Against the Defendants

39.   Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

40.   Pursuant to New York common law, Defendants are required to exercise reasonable care and competence in connection with the accuracy and completeness of their communications with investors, including investor communications in connection with the Share Issuance and the Proposed Transaction.

41.   In connection with the solicitation of, and recommendation to, HRZN's investors to vote in favor of the Share Issuance and the Proposed Transaction, the Defendants disseminated to HRZN's investors, including Plaintiff, the Prospectus which contains the materially false and misleading statements and omissions of presently existing or past facts specified herein.

42.   The Defendants dominate and control the business and corporate affairs of HRZN, and are in possession of private corporate information concerning HRZN's assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of HRZN which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value.

43.   Defendants were negligent and failed to exercise reasonable care or competence in communicating or failing to communicate in the Prospectus truthfully and completely the material information specified herein.

13

44.   Defendants' failure to disclose the material information set forth herein regarding the financial advisor's valuation of HRZN and the transaction and management's financial projections will affect the Stockholder Vote and may deceive investors into voting for the Share Issuance and the Proposed Transaction, which they would not otherwise have approved if the information specified herein had been fully disclosed, to Plaintiff's detriment.

45.   Unless the Defendants are enjoined by the Court, Plaintiff will be irreparably harmed because he will be stripped of his ability to make an informed decision with respect to the Share Issuance and the Proposed Transaction, and his interest in HRZN will be damaged without proper and fully informed collective action by HRZN's investors.

46.   By reason of the forgoing, Defendants' negligence has and will proximately cause Plaintiff injury and irreparable harm absent an injunction.

47.   By reason of the foregoing acts, practices and course of conduct, the Defendants have failed to exercise ordinary care and diligence in the exercise of their obligations toward Plaintiff and the other stockholders of HRZN.

48.   Plaintiff has no adequate remedy at law. Only through the exercise of this Court's equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that the Defendants' actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in his favor and against Defendants as follows:

A.   Preliminarily and permanently enjoining Defendants, and all those acting in concert with them, from consummating the Proposed Transaction until such time, as any, that the Individual Defendants have exercised reasonable care and competence and have undertaken all appropriate and available methods to communicate truthfully and completely in the Prospectus,

disclosing the material information discussed above which has been omitted from the Prospectus;

        B.   In the event that the Proposed Transaction is consummated, rescinding it or

awarding actual and punitive damages to Plaintiff;

        C.   Awarding Plaintiff fees and expenses in connection with this litigation, including

reasonable attorneys' and experts' fees and expenses; and

        D.   Granting such other and further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands trial by jury on all claims asserted herein.

Dated: February 19, 2026

ACOCELLI LAW, PLLC

By   */s/ Richard A. Acocelli*

       Richard A. Acocelli
       53 Hill Street, Suite 152

OF COUNSEL:

       Southampton, NY 11968
       Tel: (631) 204-6187

LONG LAW, LLC

       Email: racocelli@acocellilaw.com

Brian D. Long
3828 Kennett Pike, Suite 208
Wilmington, DE 19807

       Attorneys for Plaintiff

Tel: (302) 729-9100
Email:bdlong@longlawde.com

15

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

DAN CLARK,   :
                                                          :   Index No.
                         Plaintiff,   :
                                                          :   **SUMMONS**
          v.   :
                                                          :   Plaintiff designates County of New York as
HORIZON TECHNOLOGY FINANCE   :   the place of trial
CORPORATION, ROBERT D. POMEROY   :
JR., JAMES J. BOTTIGLIERI, JONATHAN J.   :   The basis of venue is CPLR § 503
GOODMAN, EDMUND V. MAHONEY,   :
KIMBERLEY A. O'CONNOR, ELAINE A.   :
SARSYNSKI, JOSEPH J. SAVAGE, and   :
MICHAEL P. BALKIN,   :
                                                          :
                                                          :
                         Defendants.   :

TO THE ABOVE-NAMED DEFENDANTS (see also Schedule A):

YOU ARE HEREBY SUMMONED to answer the Complaint in this action and to serve a

copy of your Answer, or, if the Complaint is not served with this Summons, to serve a Notice of

Appearance, on the Plaintiff's attorney within twenty (20) days after the service of this Summons,

exclusive of the day of service (or within thirty (30) days after the service is complete if this

Summons is not personally delivered to you within the State of New York); and in case of your

failure to appear or answer, judgment will be taken against you by default for the relief demanded

in the Complaint.

Plaintiff hereby demands a trial by jury.

Dated: February 18, 2026   **ACOCELLI LAW, PLLC**

                                          By   */s/ Richard A. Acocelli*
                                                   Richard A. Acocelli
                                                   53 Hill Street, Suite 152
                                                   Southampton, NY 11968
                                                   Tel: (631) 204-6187
                                                   Email: racocelli@acocellilaw.com

                                                   Attorneys for Plaintiff

<u>SCHEDULE A</u>

Horizon Technology Finance Corporation
312 Farmington Avenue
Farmington, Connecticut 06032

Robert D. Pomeroy Jr.
c/o Horizon Technology Finance Corporation
312 Farmington Avenue
Farmington, Connecticut 06032

James J. Bottiglieri
c/o Horizon Technology Finance Corporation
312 Farmington Avenue
Farmington, Connecticut 06032

Jonathan J. Goodman
c/o Horizon Technology Finance Corporation
312 Farmington Avenue
Farmington, Connecticut 06032

Edmund V. Mahoney
c/o Horizon Technology Finance Corporation
312 Farmington Avenue
Farmington, Connecticut 06032

Kimberley A. O'Connor
c/o Horizon Technology Finance Corporation
312 Farmington Avenue
Farmington, Connecticut 06032

Elaine A. Sarsynski
c/o Horizon Technology Finance Corporation
312 Farmington Avenue
Farmington, Connecticut 06032

Joseph J. Savage
c/o Horizon Technology Finance Corporation
312 Farmington Avenue
Farmington, Connecticut 06032

Michael P. Balkin
c/o Horizon Technology Finance Corporation
312 Farmington Avenue
Farmington, Connecticut 06032

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

DAN CLARK,	:
	:
Plaintiff,	:
	:
v.	:
	:
HORIZON TECHNOLOGY FINANCE	:
CORPORATION, ROBERT D. POMEROY	:
JR., JAMES J. BOTTIGLIERI, JONATHAN J.	:
GOODMAN, EDMUND V. MAHONEY,	:
KIMBERLEY A. O'CONNOR, ELAINE A.	:
SARSYNSKI, JOSEPH J. SAVAGE, and	:
MICHAEL P. BALKIN,	:
	:
Defendants.	:

Index No.

COMPLAINT

JURY TRIAL DEMANDED

Plaintiff Dan Clark ("Plaintiff"), by and through his attorneys, alleges upon information

and belief, except for his own acts, which are alleged on knowledge, as follows:

NATURE AND SUMMARY OF THE ACTION

1.   This is a stockholder action brought by Plaintiff on behalf of himself against

Horizon Technology Finance Corporation ("HRZN" or the "Company") and the members of its

Board of Directors (the "Board" or the "Individual Defendants," and together with the Company,

the "Defendants") in connection with the Board's agreement to merge with Monroe Capital

Corporation ("MRCC") (the "Proposed Transaction"). The lawsuit arises out of the Defendants'

mailing of a misleading Form 424B3 Prospectus (the "Prospectus") filed with the U.S. Securities

and Exchange Commission (the "SEC") to Plaintiff and other HRZN stockholders that among

other things does not fully disclose, *inter alia*, certain projections and other financial-related

information critical to evaluating the fairness of the Proposed Transaction.

2.   Plaintiff, who has been a HRZN investor at all relevant times, asserts claims for

negligent misrepresentation and concealment against the Company and its Board based upon the dissemination of the false and misleading Prospectus.

3. On August 7, 2025, HRZN entered into an Agreement and Plan of Merger with its wholly owned subsidiary, HMMS, Inc. ("Merger Sub"), MRCC, Monroe Capital BDC Advisors, LLC, investment adviser to MRCC ("MC Advisors"), and Horizon Technology Finance Management LLC, investment adviser to HRZN (the "HRZN Advisor"). Under the terms of the Merger Agreement, MRCC shareholders will receive a number of HRZN shares with a net asset value ("NAV") equal to the NAV of the shares that they hold in MRCC, as determined shortly before closing and after giving effect to the Asset Sale.[1] Upon completion of the Proposed Transaction, HRZN's current stockholders will own approximately 65.9% of the combined company and MRCC's current stockholders will own approximately 34.1% of the combined company, based on September 30, 2025 NAVs and including transaction costs and other tax-related distributions.

4. Under the terms of the Proposed Transaction, HRZN is required to issue new HRZN shares that represent more than 20% of the shares of outstanding HRZN common stock (the "Share Issuance"). As a Nasdaq Global Select Market ("Nasdaq")-listed company, HRZN is required by Nasdaq listing rules to secure shareholder approval before issuing 20% or more of its outstanding common stock. Thus, the Proposed Transaction is contingent upon HRZN shareholders voting to approve the proposed Share Issuance.

5. On January 20, 2026, to solicit HRZN stockholders' support for the Share Issuance and the Proposed Transaction, HRZN filed the false and misleading Prospectus with the SEC in

---

[1] Pursuant to an Asset Purchase Agreement dated as of August 7, 2025 (the "Asset Purchase Agreement") by and among MRCC, Monroe Capital Income Plus Corporation ("MCIP"), and MC Advisors, MCIP will acquire, for cash, all of the investment assets of MRCC at fair value, as well as liabilities with respect to such assets (the "Asset Sale").

violation of the Defendants' obligation to disclose all material information relevant to stockholders and necessary to permit an informed decision on whether to vote in favor of the Share Issuance and the Proposed Transaction.

6. Critically, the Prospectus contains materially incomplete and misleading information, including with respect to HRZN management's financial projections for HRZN on a standalone basis and pro forma for the Proposed Transaction, relied upon by the financial advisor to the special committee of the Board ("Special Committee"), Oppenheimer & Co. Inc. ("Oppenheimer"), in connection with the financial analyses underlying its fairness opinion, and relied upon by the Board in connection with its decision to approve the Proposed Transaction.

7. The Prospectus further fails to disclose material information concerning: (i) financial projections for MRCC; and (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Oppenheimer.

8. The stockholder vote on the Share Issuance and the Proposed Transaction is scheduled for March 13, 2026 (the "Stockholder Vote"). It is imperative that the material information that has been omitted from the Prospectus is disclosed prior to the Stockholder Vote so Plaintiff can make an informed decision on the Share Issuance and the Proposed Transaction and properly exercise his corporate suffrage rights on an informed basis.

9. For these reasons, and as set forth in detail herein, Plaintiff asserts claims against Defendants for negligent misrepresentation and concealment in violation of New York State common law. Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction until the material information discussed herein is disclosed to HRZN's stockholders in advance of the Stockholder Vote or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Defendants' conduct described herein.

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THE PARTIES

10.   Plaintiff is, and, at all times relevant hereto, was, a stockholder of HRZN.

11.   Defendant HRZN is a Delaware corporation, with its principal executive offices located at 312 Farmington Avenue, Farmington, Connecticut 06032. HRZN's common stock trades on the Nasdaq under the ticker symbol "HRZN."

12.   Defendant Robert D. Pomeroy Jr. has been Chairman of the Board and a director of the Company at all relevant times and previously served as the Company's Chief Executive Officer.

13.   Defendant James J. Bottiglieri has been a director of the Company at all relevant times.

14.   Defendant Jonathan J. Goodman has been a director of the Company at all relevant times.

15.   Defendant Edmund V. Mahoney has been Lead Independent Director of the Company at all relevant times.

16.   Defendant Kimberley A. O'Connor has been a director of the Company at all relevant times.

17.   Defendant Elaine A. Sarsynski has been a director of the Company at all relevant times.

18.   Defendant Joseph J. Savage has been a director of the Company at all relevant times.

19.   Defendant Michael P. Balkin has been Chief Executive Officer and a director of the Company at all relevant times.

20.   Defendants identified in paragraphs 12 through 19, *supra*, are referred to herein as

the "Individual Defendants."


JURISDICTION AND VENUE


21.   This Court has jurisdiction over the subject matter of this action pursuant to New York Judiciary Law § 140-b.

22.   This Court has jurisdiction over the Defendants named herein pursuant to New York Civil Practice Law and Rules ("CPLR") § 302. HRZN's common stock trades on the Nasdaq which is headquartered in the State of New York. Moreover, the Individual Defendants are directors and/or officers of HRZN and conduct business within New York County and the State of New York and have established minimum contacts in this County and State. Among other things, the Special Committee's financial advisor, Oppenheimer, maintains its headquarters at 85 Broad St, New York, NY 10004. Similarly, the Special Committee's legal advisor in connection with the Proposed Transaction, Blank Rome LLP, maintains offices at 1271 Avenue of the Americas, New York, NY 10020. The exercise of jurisdiction by this New York Court is permissible under traditional notions of fair play and substantial justice.

23.   Venue is also proper in this Court pursuant to CPLR § 503 because HRZN's common stock trades on the Nasdaq, which is headquartered in New York County, and a substantial part of the events or omissions giving rise to claims set forth herein occurred in New York County, rendering venue in New York County appropriate.


SUBSTANTIVE ALLEGATIONS


I.   **Background and the Proposed Transaction**

24.   HRZN is an externally managed, closed-end, non-diversified management investment company that is regulated as a business development company ("BDC"). HRZN specializes in lending and investing in development-stage companies in the technology, life


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science, healthcare information and services, cleantech and sustainability industries. HRZN

Advisor manages HRZN's day-to-day operations and provides investment advisory services to

HRZN. The beneficial interests in the HRZN Advisor are owned by a wholly owned subsidiary

of Monroe Capital Intermediate Holdings, LLC, an affiliate of Monroe Capital LLC ("Monroe

Capital"), which is an affiliate of MC Advisors.

     25.   On August 7, 2026, HRZN issued a press release announcing the Proposed

Transaction. The press release states, in relevant part:

> CHICAGO--(BUSINESS WIRE)--Monroe Capital LLC ("Monroe Capital") today
> announced that Monroe Capital Corporation ("MRCC"; NASDAQ: MRCC) and
> Horizon Technology Finance Corporation ("HRZN"; NASDAQ: HRZN), both
> business development companies ("BDCs") managed by affiliates of Monroe
> Capital, have entered into an agreement (the "Merger Agreement") under which
> MRCC would merge with and into HRZN (the "Merger"), subject to the receipt of
> certain shareholder approvals and the satisfaction of other closing conditions.
> Pursuant to the Merger Agreement, HRZN will be the surviving public entity and
> will continue to be managed by Horizon Technology Finance Management LLC
> ("HTFM") and trade on the NASDAQ under the symbol "HRZN".
>
> Monroe Capital Income Plus Corporation ("MCIP"), the Monroe Capital platform's
> privately offered BDC, has agreed that, immediately prior to the Merger, it will
> acquire substantially all of the assets of MRCC at fair value, as determined shortly
> before closing, for cash (the "Asset Sale"), subject to the satisfaction or waiver of
> the closing conditions in the Merger Agreement and certain other closing conditions
> applicable to the Asset Sale. Following the Asset Sale, MRCC's only assets will be
> the net cash proceeds from the sale after giving effect to the receipt of proceeds
> from the Asset Sale, repayment of liabilities, transaction costs and distribution of
> undistributed net investment income. Pursuant to the Merger Agreement, MRCC
> will subsequently merge with HRZN.
>
> Under the terms of the Merger Agreement, shareholders of MRCC will receive a
> number of HRZN shares with a net asset value ("NAV") equal to the NAV of the
> shares that they hold in MRCC, as determined shortly before closing and after
> giving effect to the Asset Sale. Upon closing of the Merger, the former MRCC
> shareholders are expected to own approximately 37% of HRZN. The merger
> transaction is structured as a NAV-for-NAV exchange of shares.
>
> "We believe this innovative, shareholder-friendly transaction unlocks shareholder
> value within MRCC while also placing the combined HRZN entity in a much better
> position to serve borrowers and execute on its key long-term strategic initiatives,"

said Theodore L. Koenig, Chairman & Chief Executive Officer of Monroe Capital. "This transaction is expected to be accretive to both shareholders of MRCC and HRZN, while also offering compelling synergies and cost-savings that will allow us to continue to deliver attractive, sustainable risk-adjusted returns to our investors for years to come. To accelerate its next phase of growth, HRZN will have the full support and backing of Monroe Capital, an approximately $22 billion AUM, premier asset manager."

Michael P. Balkin, Chief Executive Officer of Horizon Technology Finance, added, "This transaction provides HRZN with significant incremental leverageable capital, and a larger shareholder base to execute on its strategy of being a leading lender in providing both venture debt and also growth capital in the public small cap company space. We are confident that the enhanced earnings power and expanded investing opportunity set will translate into stronger long-term total returns for our shareholders."

Key Transaction Highlights

- **Enhanced Scale** – The Merger will increase the size and scale of HRZN, as the combined company is expected to benefit from additional equity capital of approximately $165 million before adding allowable leverage, corresponding to a NAV of approximately $446 million based on June 30, 2025 financials, as adjusted for estimated Merger-related adjustments and expenses (the "Current Combined NAV"). Due to its increased size and scale post-closing, the combined company is expected to realize a reduction in per-share operating expenses for HRZN shareholders on a pro forma basis. Further, shareholders of the combined company are expected to benefit from improved trading liquidity through, among other things, a broader investor base.
- **Return Accretion** – The Merger is expected to be neutral to net investment income ("NII") for the combined company during the first-year post-closing, and accretive over time, driven by operational savings, portfolio mix optimization, and cost savings from capital structure improvements over the long-term.
- **Additional Capital to Support Next Phase of Growth** – The Merger will provide HRZN with incremental capital to execute on its current investment strategy of providing venture debt to sponsor-backed private companies in technology, healthcare, life sciences and sustainability, while broadening its investment platform to lending opportunities for public small-cap growth companies.
- **Increased Access to Long-Term, Lower-Cost, Flexible Debt Capital** – The Merger and associated effects noted above should enable HRZN to better access a wider array of debt funding solutions, including access to structural efficiencies and potential borrowing cost reductions over time.
- **Tax-Free Exchange** – The Merger is structured as a tax-free reorganization under Section 368(a), allowing MRCC shareholders to exchange their

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shares without incurring immediate tax consequences. While the Asset Sale will be treated as a taxable transaction, MRCC is not expected to incur any tax liability resulting from realized gains from the transaction.

- **Advisory Fee Waivers –** In connection with and in support of the transaction, only if the Merger is consummated, HTFM has agreed to waive an aggregate amount of $4 million of base management fees and incentive fees over the first four full fiscal quarters following the closing (the "Fee Waiver"). The Fee Waiver will be implemented at a rate of up to $1 million per quarter commencing at the end of the first full fiscal quarter following the closing of the Merger. The Fee Waiver for each applicable fiscal quarter will not exceed the total amount of base management and incentive fees earned by HTFM during such fiscal quarter.

The Boards of Directors of MRCC, HRZN, and MCIP — each acting on the unanimous recommendation of their respective Special Committees consisting solely of certain independent directors — have unanimously approved either or both the Merger and/or the Asset Sale (respectively, as required by each Board of Directors). In addition, the Board of Directors of MRCC will recommend that shareholders of MRCC vote in favor of the Merger and Asset Sale, and the Board of Directors of HRZN will recommend that shareholders of HRZN vote in favor of the issuance of HRZN common stock in connection with the Merger.

The parties expect to close the transactions in the fourth quarter of 2025, subject to customary regulatory approvals, certain approvals by MRCC and HRZN shareholders, and other closing conditions. Each of the Asset Sale and the Merger will be conditioned upon the substantially concurrent consummation of the other.

Exchange Ratio

Under the terms of the Merger Agreement, in connection with the merger of MRCC into HRZN, MRCC shareholders will receive newly issued shares of HRZN common stock based on the ratio (the "Exchange Ratio") of the MRCC NAV per share divided by the HRZN NAV per share, each determined shortly before closing.

The Exchange Ratio is subject to adjustment only in the event of a reclassification or recapitalization of shares or similar transaction by either MRCC or HRZN.

Additional Transaction Details

Prior to the closing of the Merger, HRZN and MRCC, subject to determination each quarter by their respective Boards, expect to declare and make regular distributions.

Prior to the closing of the Merger, MRCC will declare a distribution to MRCC shareholders equal to any undistributed net investment income estimated to be remaining as of the closing of the Merger.

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The Merger Agreement and Asset Purchase Agreement require payment of a termination fee if the agreements are terminated under certain circumstances as described therein.

HRZN's existing stock repurchase program – which will remain in place following the closing – authorizes open market repurchases of up to 2%, in the aggregate, of the then-outstanding shares of HRZN's common stock, at then-current market prices, at any time HRZN's common stock is trading below 90% of HRZN's then most recently disclosed NAV per share.

HRZN will use commercially reasonable efforts to provide that, upon the closing of the Merger, the board of HRZN will consist of two independent members from HRZN's current board, one independent member from MRCC's current board (subject to the approval by HRZN shareholders), and the Chief Executive Officer of HRZN.

Transaction Advisors

Houlihan Lokey is serving as financial advisor to the Special Committee of MRCC in connection with the transaction. Nelson Mullins Riley & Scarborough LLP is serving as legal counsel to the Special Committee of MRCC.

Keefe, Bruyette & Woods, A Stifel Company, is serving as financial advisor to the Special Committee of MCIP in connection with the transaction. Eversheds Sutherland is serving as legal counsel to the Special Committee of MCIP.

Oppenheimer & Co. is serving as financial advisor to the Special Committee of HRZN in connection with the transaction. Blank Rome LLP is serving as legal counsel to the Special Committee of HRZN.

Dechert LLP is serving as legal counsel to each BDC's investment adviser in connection with the transaction.

II.   **The Materially Incomplete and Misleading Prospectus**

26.   On January 20, 2026, Defendants filed the materially incomplete and misleading Prospectus with the SEC. The Defendants were obligated to carefully review the Prospectus before it was filed with the SEC and disseminated to the Company's shareholders to ensure that it did not contain any material misrepresentations or omissions. However, the Prospectus misrepresents and/or omits material information that is necessary for the Company's shareholders to make an informed decision in connection with the Share Issuance and the Proposed Transaction.

9

Specifically, the Prospectus fails to disclose material information concerning: (i) HRZN management's financial projections for HRZN on a standalone basis and pro forma for the Proposed Transaction, and the financial projections for MRCC; and (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Oppenheimer.

Material Omissions Concerning the Financial Projections for HRZN, the Pro Forma Company and MRCC

27.   The Prospectus omits material information regarding HRZN management's financial projections for HRZN on a standalone basis and pro forma for the Proposed Transaction, and the financial projections for MRCC.

28.   Critically, the Prospectus ***wholly omits*** the projections that HRZN and the pro forma company are forecasted to generate, prepared by HRZN management and relied upon by Oppenheimer for the financial analyses underlying its fairness opinion.

29.   Specifically, the Prospectus sets forth:

> In arriving at its written opinion, Oppenheimer . . . reviewed financial forecasts and estimates relating to HRZN, on a standalone basis (the "Standalone HRZN Projections") and pro forma for the Transactions (the "Pro Forma HRZN Projections" and together with the Standalone HRZN Projections, the "HRZN Projections"), prepared by management of HRZN and approved for Oppenheimer's use by the HRZN Special Committee[.]

Prospectus at 75. The Prospectus fails, however, to disclose the Standalone HRZN Projections or the Pro Forma HRZN Projections, prepared by HRZN management and relied upon by Oppenheimer.

30.   The Prospectus similarly fails to disclose a summary of any projections for MRCC relied upon by Company management, the Board, the Special Committee, or Oppenheimer in connection with the Proposed Transaction.

10

Material Omissions Concerning Oppenheimer's Fairness Opinion

31. The Prospectus describes Oppenheimer's fairness opinion and the various valuation analyses performed in support of its opinion. However, the description of Oppenheimer's fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, HRZN's public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Oppenheimer's fairness opinion in determining whether to vote in favor of the Share Issuance and the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to HRZN's stockholders.

32. With respect to Oppenheimer's *Selected Transactions Analysis*, the Prospectus fails to disclose the individual financial metrics for each of the transactions observed.

33. With respect to Oppenheimer's *Dividend Discount Analysis of HRZN*, the Prospectus fails to disclose a quantification of: (i) the estimated future dividends of HRZN over the period from an assumed closing date of December 31, 2025 through December 31, 2030; (ii) HRZN's estimated NAV per share as of December 31, 2030; (iii) the terminal values; and (iv) the inputs and assumptions underlying the discount rates ranging from 10.8% and 12.8%.

34. With respect to Oppenheimer's *Illustrative Pro Forma Dividend Discount Analysis of HRZN*, the Prospectus fails to disclose a quantification of: (i) the estimated future dividends of HRZN on a pro forma basis over the period from the assumed December 31, 2025 closing date of the proposed transaction through December 31, 2030; (ii) the estimated pro forma NAV per share as of December 31, 2030; (iii) the terminal values; and (iv) the inputs and assumptions underlying the discount rates ranging from 10.8% and 12.8%.

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35.   In sum, the omission of the above-referenced information renders the Prospectus materially incomplete and misleading, in contravention of the Defendants' obligations and in violation of New York State common law. Absent disclosure of the foregoing material information prior to the Stockholder Vote, Plaintiff will be unable to make an informed decision regarding the Share Issuance and the Proposed Transaction, and is thus threatened with irreparable harm, warranting the injunctive relief sought herein.


FIRST CAUSE OF ACTION

**Claim for Negligent Misrepresentation and Concealment in Violation of
New York Common Law Against the Defendants**


36.   Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

37.   Under New York common law, the Defendants undertook an obligation to HRZN's investors, including Plaintiff, to communicate accurate and truthful information in the Prospectus and to refrain from communicating false, misleading or incomplete information, or concealing material information.

38.   When Plaintiff acquired his HRZN securities and when Defendants disseminated the Prospectus, Plaintiff justifiably relied on the Defendants to discharge their obligation to communicate truthfully and fully in all their communications to HRZN's investors, including in the Prospectus, and to refrain from communicating false, misleading or incomplete information, or concealing material information, so that when the Defendants requested action on a matter, all investors would have all material information necessary to make an informed decision and the collective action of the investors would be fully informed and untainted or compromised by false, misleading or incomplete information in proxies or other corporate communication to the investors.


12


39.   The Defendants dominate and control the business and corporate affairs of HRZN, and are in possession of private corporate information concerning HRZN's assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of HRZN which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.

40.   In connection with the solicitation of, and recommendation to, HRZN's investors to vote in favor of the Share Issuance and the Proposed Transaction, the Defendants disseminated to HRZN's investors, including Plaintiff, the Prospectus which contains the materially false and misleading statements and omissions of presently existing or past facts specified herein.

41.   Defendants were negligent and failed to exercise reasonable care or competence in communicating or failing to communicate in the Prospectus truthfully and completely the material information specified herein.

42.   As persons to whom the Prospectus was disseminated, Defendants intended for Plaintiff (and the other HRZN investors) to rely on the materially false and misleading statements and omissions in the Prospectus when voting on the Share Issuance and the Proposed Transaction and HRZN's investors did rely, and were justified in doing so, and by reason thereof, their collective action has been or will be tainted, compromised and corrupted by the Defendants' materially false and misleading statements and omissions.

43.   By reason thereof, the Defendants' dissemination of the Prospectus, which contains the false and misleading information and omissions specified above, has or threatens to cause irreparable harm to Plaintiff because it has or threatens to taint, compromise and corrupt the Proposed Transaction, and damage Plaintiff's interest in HRZN without proper and fully informed collective action by HRZN's investors.

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44.   As a result of the above, Defendants' negligent misrepresentation and/or omission of the material information specified herein has and will proximately cause Plaintiff injury and irreparable harm absent an injunction.

SECOND CAUSE OF ACTION

Claim for Negligence in Violation of New York Common Law Against the Defendants

45.   Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

46.   Pursuant to New York common law, Defendants are required to exercise reasonable care and competence in connection with the accuracy and completeness of their communications with investors, including investor communications in connection with the Share Issuance and the Proposed Transaction.

47.   In connection with the solicitation of, and recommendation to, HRZN's investors to vote in favor of the Share Issuance and the Proposed Transaction, the Defendants disseminated to HRZN's investors, including Plaintiff, the Prospectus which contains the materially false and misleading statements and omissions of presently existing or past facts specified herein.

48.   The Defendants dominate and control the business and corporate affairs of HRZN, and are in possession of private corporate information concerning HRZN's assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of HRZN which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.

49.   Defendants were negligent and failed to exercise reasonable care or competence in communicating or failing to communicate in the Prospectus truthfully and completely the material information specified herein.

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50.   Defendants' failure to disclose the material information set forth herein regarding the financial advisor's valuation of HRZN and the transaction and management's financial projections will affect the Stockholder Vote and may deceive investors into voting for the Share Issuance and the Proposed Transaction, which they would not otherwise have approved if the information specified herein had been fully disclosed, to Plaintiff's detriment.

51.   Unless the Defendants are enjoined by the Court, Plaintiff will be irreparably harmed because he will be stripped of his ability to make an informed decision with respect to the Share Issuance and the Proposed Transaction, and his interest in HRZN will be damaged without proper and fully informed collective action by HRZN's investors.

52.   By reason of the forgoing, Defendants' negligence has and will proximately cause Plaintiff injury and irreparable harm absent an injunction.

53.   By reason of the foregoing acts, practices and course of conduct, the Defendants have failed to exercise ordinary care and diligence in the exercise of their obligations toward Plaintiff and the other stockholders of HRZN.

54.   Plaintiff has no adequate remedy at law. Only through the exercise of this Court's equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that the Defendants' actions threaten to inflict.


PRAYER FOR RELIEF


WHEREFORE, Plaintiff demands injunctive relief in his favor and against Defendants as follows:

A.   Preliminarily and permanently enjoining Defendants, and all those acting in concert with them, from consummating the Proposed Transaction until such time, as any, that the Individual Defendants have exercised reasonable care and competence and have undertaken all


15


appropriate and available methods to communicate truthfully and completely in the Prospectus, disclosing the material information discussed above which has been omitted from the Prospectus;

B.   In the event that the Proposed Transaction is consummated, rescinding it or awarding actual and punitive damages to Plaintiff;

C.   Awarding Plaintiff fees and expenses in connection with this litigation, including reasonable attorneys' and experts' fees and expenses; and

D.   Granting such other and further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands trial by jury on all claims asserted herein.

Dated: February 18, 2026   **ACOCELLI LAW, PLLC**

By   */s/ Richard A. Acocelli*
        Richard A. Acocelli
        53 Hill Street, Suite 152
        Southampton, NY 11968
        Tel: (631) 204-6187
        Email: racocelli@acocellilaw.com

        Attorneys for Plaintiff

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